FORM 4

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	4. Statement for (Month /Day/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Magurno, Richard P.	**AirTran Holdings, Inc. (AAI)**	**January 22, 2003**	___ Director ___ 10% Owner X Officer (give title below) ___ Other
(Last) (First) (Middle)	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. If Amendment, Date of Original (Month/Year)	Officer/Other Description **Senior Vice President - General Counsel & Secretary**
9955 AirTran Blvd. (Street)			7. Individual or Joint/Group Filing (Check Applicable Line)
Orlando, FL 32827 (City) (State) (Zip)			X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount	A/D	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $0.001 par value							2,000	D	

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Form 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code and Voluntary (V) Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
			Code	V		(DE)	(ED)					
ISO (right to buy)	$4.25					(1)	8/21/2010	Common Stock, 150,000 shares		150,000	D	
ISO (right to buy)	$9.12					(2)	7/26/2011	Common Stock, 35,000 shares		35,000	D	
ISO (right to buy)	$3.90					(3)	7/25/2012	Common Stock, 45,000 shares		45,000	D	
ISO (right to buy)	$4.90	1/22/03	A		45,000	(4)	1/22/2013	Common Stock, 45,000 shares		45,000	D	

Explanation of Responses :
(1) 1/3 exercisable on each of 8/21/2001, 8/21/2002 and 8/21/2003.
(2) 1/3 exercisable on each of 7/26/2002, 7/26/2003 and 7/26/2004.
(3) 1/3 exercisable on each of 7/25/2003, 7/25/2004 and 7/25/2005.
(4) 1/3 exercisable on each of 1/22/2004, 1/22/2005 and 1/22/2006.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

By: /s/ Richard P. Magurno   1/24/2003
** Signature of Reporting Person   Date
RICHARD P. MAGURNO

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